Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

RESULTS OF OPERATIONS

Six months ended June 30, 2021 and 2020
Research and Development Expenses. Research and development, or R&D, expenses increased by approximately 54% to approximately $14.1 million for the first six months of 2021 from approximately $9.2 million for the comparable period of 2020. The increase is mainly due to an increase in expenses associated with COM701 and COM902 manufacturing and other chemistry, manufacturing, and controls, or CMC, activities and headcount to support the expansion of the various ongoing clinical trials. Research and development expenses, as a percentage of total operating expenses, were 71% for the first six months of 2021 compared to 65% for the comparable period of 2020.

Marketing and Business Development Expenses. Marketing and business development expenses increased by approximately 12% to approximately $0.5 million for the first six months of 2021 from approximately $0.4 million for the comparable period of 2020. Marketing and business development expenses, as a percentage of total operating expenses, were 2% for the first six months of 2021 compared with 3% for the comparable period of 2020.

General and Administrative Expenses. General and administrative expenses increased by approximately 17% to approximately $5.4 million for the first six months of 2021 from approximately $4.6 million for the comparable period of 2020. The increase is attributable mainly to various corporate related expenses. General and administrative expenses, as a percentage of total operating expenses, decreased to 27% for the first six months of 2021 from 32% for the comparable period of 2020.

Financial and other Income, Net. Financial and other income, net, were approximately $0.6 million for the first six months of 2021 compared with approximately $0.8 million for the comparable period of 2020. The decrease is attributable to lower interest rates in the first six months of 2021 compared with the comparable period of 2020.

LIQUIDITY AND CAPITAL RESOURCES

Net Cash Used in Operating Activities. Net cash used in operating activities was approximately $13.6 million in the first six months of 2021 compared with approximately $11.6 million in the comparable period of 2020. Net cash used during the first six months of 2021 reflects mainly the higher level of cash expenses related to clinical, CMC, other R&D and headcount, offset by collection of the 2.0 million preclinical milestone pursuant to the license agreement with AstraZeneca PLC during this period.

Net Cash Provided by (Used in) Investing Activities. Net cash provided by investing activities during the first six months of 2021 was approximately $13.4 million compared with approximately $88.7 million net cash used in investing activities in the comparable period of 2020. Changes in net cash during the periods are affected by the level of cash in the Company over the periods which is deposited or withdrawn from bank deposits based on the cash needs to fund our operating activities. During the first six months of 2021 cash used in investing activities was lower as a result of higher cash balances from the Company’s underwritten public offering in March 2020 (the “Public Offering”) and exercises of outstanding warrants and employee share options in the first six months of 2020.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $0.9 million in the first six months of 2021 compared with $103.5 million in the comparable period of 2020. The sources of cash provided by financing activities for the first six months of 2021 consisted of proceeds received from exercises of outstanding warrants and employee share options and proceeds received from shares purchased under our 2021 Employee Share Purchase Plan, while the sources of cash provided by financing activities for the first six months of 2020 consisted of proceeds received from the Public Offering and exercises of outstanding warrants and employee share options during that period.

Net Liquidity. Liquidity refers to liquid financial assets available to fund the Company’s business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents, as well as short-term bank deposits. As of June 30, 2021, the Company had total cash, cash equivalents, restricted cash and short-term bank deposits of approximately $111.1 million.